Mail Stop 4561

      August 22, 2006

R. Jordan Greenhall
Chief Executive Officer and Chairman
DivX, Inc.
4780 Eastgate Mall
San Diego, California 92121

Re:  	DivX, Inc.
	Amendment No. 4 to Form S-1
	Filed on August 7, 2006
	File No. 333-133855

Dear Mr. Greenhall:

      We have reviewed your amended filing and have the following comment.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations
Critical Accounting Polices

Stock Based Compensation, page 47

1. We note your disclosure regarding the Company`s use of the Black-
Scholes model to estimate the fair value of share-based payment awards and that "...the fair values generated by the model may not be indicative of the actual fair values of [your] awards as it does not consider certain factors important to [your] awards, such as continued employment, periodic vesting requirements and limited transferability." It is not evident what you mean by this disclosure considering continued employment and periodic vesting appear to be taken into consideration by the Black-Scholes model by utilizing information for forfeitures and vesting terms to estimate the fair value of share-based awards. Please explain whether "limited transferability" relates to limitations on transferring underlying common stock share-based awards or the award itself.

 	You may contact Kari Jin at 202-551-3481 or Thomas Ferraro at 202-551-3225, if you have questions regarding comments on the financial statements and related matters. Please address all other comments to Maryse Mills-Apenteng at 202-551-3457. If you require further assistance you may contact the undersigned at 202-551-
3462.
If you still require further assistance, please contact Barbara C. Jacobs, Assistant Director, at 202-551-3730.

								Sincerely,



								Mark P. Shuman
								Branch Chief - Legal

cc:	Via facsimile:  858-550-6420
      Steven M. Przesmicki, Esq.
      Jason L. Kent, Esq.
      Cooley Godward LLP





R. Jordan Greenhall
DivX, Inc.
August 22, 2006
Page 2